Via EDGAR

November 17, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CSG Systems, International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Filed August 7, 2008

Definitive Proxy Statement Filed April 10, 2008

File No. 0-27512

Dear Mr. Kronforst:

I am writing to you on behalf of CSG Systems International, Inc. (“CSG”), in response to your letter of October 16, 2008 to Mr. Peter E. Kalan of CSG, to include a follow up conversation I had with Mr. Evan Jacobson regarding the letter dated October 16, 2008.

For your convenience, we have set forth below each of the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	We are aware of your application for confidential treatment of portions of Exhibit 10.20C to your Form 10-K, which was submitted on October 5, 2005. As previously discussed, please complete your application in the noted respects, so that the staff may make its determination regarding your application prior to the time we complete our review of your annual report.

Corporate Headquarters  |  9555 Maroon Circle  |  Englewood, CO 80112  |  ph: 303.796.2850

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

Response:

We believe this matter has previously been resolved to the Commission’s satisfaction. There were numerous phone calls and other communication between CSG attorneys and Ms. Maryse Mills-Apenteng of the Commission staff. Our records indicate that the last communication concerning this matter took place in September 2008, at which time the Commission indicated that no further action by CSG was required, and if that were to change the Commission staff would initiate the communication.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 24

2.	Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 30 addressing the increase in processing revenue. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Please refer to section III.D of SEC Release No. 33-8350.

Response:

We understand and appreciate both the letter and the spirit of the rules regarding the quality of our MD&A disclosures, and strive with each filing to submit a substantive and transparent description of our business and its key financial and operational drivers. CSG’s internal disclosure committee, comprised of a cross functional group of leaders across the company including representatives from finance, legal and operations, reviews each filing to ensure we are meeting our reporting goals. We believe our discussions of the results of operations within MD&A are within the requirements and the spirit of the guidelines provided in SEC Release No. 33-8350. Such guidance indicates that disclosures within MD&A should emphasize material information and de-emphasize (or, if appropriate, delete) immaterial information.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

We attempt to utilize both quantitative and qualitative disclosures in discussing the results of our operations, looking at the specific facts and circumstances in determining which disclosure approach would be most effective in communicating with readers. In some cases, this includes the use of descriptive terms such as “primarily”, and in others, we use specific quantified disclosures. For example, here is one instance in which we utilize specific quantitative analysis and disclosures in our MD&A (with the specific quantitative disclosures underlined in each case):

In the MD&A section of our 2007 Form 10-K on Page 35:

“Interest Expense. Our interest expense relates primarily to our Convertible Debt Securities, issued in June 2004, which have a stated coupon rate of 2.5%. The following are the key points related to our interest expense between years:

•	Interest expense for: (i) 2007 decreased $0.4 million, or 4.5%, to $7.1 million, from $7.5 million for 2006; and (ii) 2006 and 2005 remained consistent between periods at $7.5 million.

•	The weighted-average balance of our long-term debt for 2007, 2006, and 2005 was $230.0 million.

•

The weighted-average interest rate on our debt borrowings for 2007, 2006, and 2005, including the amortization of deferred financing costs and commitment fees on our revolving credit facility, was 3.2%.”

We constantly evaluate the appropriateness of our disclosures in MD&A in an effort to ensure we are properly communicating the most important and relevant points to our readers in a clear and concise manner. We believe the proper use of descriptive terms such as “primarily” and “principally” are consistent with this approach, are effective terms to emphasize the material information we are trying to convey in our MD&A, and do not obscure the reader’s ability to identify those matters that are most material, as by definition, such terms describe those matters that are the most important information necessary to understand the points being made in our disclosures. We do not believe that in all instances specific numerical quantification as a replacement for such qualitative modifiers would meaningfully increase the value of our disclosures for readers.

As one of the means to improve the quality of our disclosures over time, we continually evaluate the disclosure methods and techniques of other public registrants. We note that it is common practice for registrants to utilize descriptive terms such as “primarily”, “principally”, “almost entirely”, “for the most part”, and other like terms, in describing their results of operations in MD&A. We believe that readers have become accustomed to such disclosure practices as they generally understand the complexities of business and the numerous factors that can impact changes in a company’s results of operations, and accept descriptive terms such as “primarily” as meaningful explanations in describing those factors that are the most relevant and material.

Based on the points above, we believe our historical MD&A disclosures meet the requirements and are within the spirit of the SEC rules and guidelines. In addition, we do not believe the overall presentation of our historical MD&A would be significantly improved if we were to modify our disclosures in the manner suggested by your comment, and therefore we respectively request that no changes be required to be made to our historical MD&A.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

However, in light of your comment, we will refocus our efforts going forward to quantify sources of material changes where numerical quantification would meaningfully increase the value of our disclosures for readers (starting with our Form 10-Q for the quarter ended September 30, 2008 filed on November 7, 2008). Again, while we believe it is not effective to eliminate the use of the term “primarily” and other similar descriptions entirely, we have, for example, included the following specifically quantified disclosures in our most recently filed Form 10-Q (with the specific quantification of the material change underlined in each case):

In the MD&A section of our Form 10-Q for the quarter ended September 30, 2008 on Page 16:

“Our revenues for the third quarter of 2008 were $118.0 million, up 9.7% when compared to $107.6 million for the same period in 2007, with approximately three-fourths of this increase related to the year-over-year impact of the additional revenues generated from the businesses we acquired in 2007 and 2008; ComTec, Inc. (“ComTec”) in July 2007, Prairie Interactive Messaging, Inc. (“Prairie”) in August 2007, and DataProse in April 2008 (collectively, the “Acquired Businesses”), with the remaining portion of the increase attributed to organic growth factors.

Our operating expenses for the third quarter of 2008 were $96.8 million, up 12.6% when compared to $86.0 million for the same period in 2007, with approximately three-fourths of this increase related to the year-over-year impact of the Acquired Businesses.”

In the MD&A section of our Form 10-Q for the quarter ended September 30, 2008 on Page 19:

“Total Revenues. Total revenues for the: (i) third quarter of 2008 increased $10.4 million, or 9.7% to $118.0 million, from $107.6 million for the third quarter of 2007; and (ii) nine months ended September 30, 2008 increased $42.6 million, or 13.9% to $348.4 million, from $305.8 million for the nine months ended September 30, 2007. Approximately three-fourths of the increase in revenues between periods relates to the year-over-year impact of the additional revenues generated from the Acquired Businesses, with the remaining portion of the increase attributed to organic growth factors. The components of total revenues are discussed in more detail below.

Processing and related services revenues. Processing and related services revenues for the: (i) third quarter of 2008 increased $12.8 million or 13.1% to $110.6 million, from $97.8 million for the third quarter of 2007; and (ii) nine months ended September 30, 2008 increased $46.4 million or 16.7% to $324.1 million, from $277.7 million for the nine months ended September 30, 2007. Approximately two-thirds of

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

this increase in processing and related services revenues between periods relates to the revenues generated from the Acquired Businesses (as all of their revenues fall within this revenue classification), with the remaining portion attributed to organic growth resulting from increased utilization of new and existing products and services by our clients, to include such things as higher usage of marketing services and various ancillary customer care solutions.”

Consolidated Financial Statements

Consolidated Statements of Income, page 49

3.	Revise your presentation to include depreciation expense related to operations in your calculation of gross margin here and in your MD&A. Refer to SAB Topic 11:B.

Response:

Topic 11B, “Depreciation and Depletion Excluded from Cost of Sales”, issued as part of SAB No. 1, states the following:

“If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: “Cost of goods sold (exclusive of items shown separately below)” or “Cost of goods sold (exclusive of depreciation shown separately below)”. To avoid placing undue emphasis on ‘cash flow’, depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.”

The caption we utilize in both our Consolidated Statements of Income and in MD&A related to this matter is as follows:

“Gross margin (exclusive of depreciation)”

In addition, we have the following sentence included in our discussion regarding depreciation expense in MD&A on Page 33:

“Depreciation Expense. Depreciation expense for all property and equipment is reflected separately in the aggregate and is not included in the cost of revenues or the other components of operating expenses.”

While our current disclosure deviates slightly from the example provided in Topic 11B in that we do not include the latter part of the caption (i.e., “shown separately below”), we believe that the presentation of depreciation expense in our Consolidated Statements of Income and MD&A complies with the requirements of Topic 11B in that it indicates that our gross margin calculation

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

is exclusive of depreciation expense. In addition, we do not believe our presentation of depreciation expense in the Consolidated Statements of Income places undue emphasis on “cash flow” as we do not report a figure for income before depreciation, and depreciation expense is prominently displayed with all other operating expense line items.

While we believe that it is not needed to satisfy the requirement of Topic 11B, we shall add the phrase “shown separately below” to our existing depreciation expense presentation on a prospective basis (starting with our Form 10-Q for the quarter ended September 30, 2008 filed on November 7, 2008) such that our presentation is identical to the example provided in Topic 11B, and respectively request that we not be required to file an amended 2007 Form 10-K or subsequent Form 10-Qs to which this comment is applicable.

Certain Relationships and Related Transactions, and Director Independence, page 83

4.	You disclose that you have incorporated information regarding certain relationships and related transactions by reference to your definitive proxy statement. Your definitive proxy statement does not appear to contain the disclosure required by Item 404 of Regulation S-K. Please advise.

Response:

Part III, Item 13 of the Form 10-K instructions requires us to furnish the information required by Item 404 of Regulation S-K.

Item 404 of Regulation S-K relates to transactions with related persons, promoters and certain control persons. Item 404(A) requires us to describe any transaction, since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. Item 404(A)1.a.i. requires us to include any of our directors or executive officers in the definition of “related person”. Item 404(A)5.a. states that disclosure of an employment relationship or transaction involving an executive officer and any related compensation or transaction need not be provided pursuant to paragraph (a) of Item 404 if the compensation arising from the relationship or transaction is reported pursuant to Item 402, “Executive Compensation”. Item 404(A)5.b. states that disclosure of compensation to a director need not be provided pursuant to paragraph (a) of Item 404 if the compensation is reported pursuant to Item 402(k).

There were no transactions with related persons, promoters and certain other control persons required to be disclosed by Item 404 of Regulation S-K, other than: (i) employment and compensation matters related to our executives; and (ii) compensation matters related to our directors. We refer to our proxy statement in Part III, Item 13, as the proxy statement provides disclosures related to our executive officers’ employment agreements and compensation and disclosures related to our directors’ compensation.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

Exhibits, Financial Statement Schedules, page 83

5.	We note your disclosure on pages 6 and 26 of your annual report on Form 10-K that revenue derived from Time Warner accounted for more than 10% of net sales from continuing operations for fiscal 2007. Please tell us why you have not filed your processing agreement with Time Warner that runs through March 31, 2013 as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

We understand and appreciate the value of disclosing material contracts. Indeed, with each periodic filing CSG’s disclosure committee evaluates whether there are any new contracts that require disclosure under the applicable rules. This has held true for our agreements with Time Warner for many years and after careful consideration, we have concluded that no disclosure is warranted for the reasons stated below.

We evaluate the requirements to file material contracts pursuant to Item 1.01 of the Form 8-K rules each quarter, and in particular as it relates to our customer agreements, we apply the rules outlined in Item 601(b)(10) of Regulation S-K (“Item 601”). One of the key provisions of Item 601(b)(10)(ii) in determining whether or not a customer agreement that is deemed to have been entered into in the ordinary course of business, but that still needs to be filed as a material contract, is as follows:

“Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;”

We believe that both quantitative and qualitative factors need to be considered in making the above assessment as it relates to our customer agreements, and in this particular case, our contractual agreements with Time Warner.

Quantitative Evaluation

We provide specific disclosures regarding our customer agreements with Time Warner in our Notes to Consolidated Financial Statements, MD&A and Business sections (as applicable) of our periodic filings with the Commission pursuant to the enterprise-wide disclosure requirements of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” and pursuant

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

to the disclosure requirements of Item 101 of Regulation S-K, as these rules require such disclosures for customer agreements that constitute greater than 10% of a company’s total revenues from continuing operations. However, we believe disclosure of our business relationship with Time Warner for these purposes does not by default result in the Time Warner agreements being considered a material contract pursuant to Item 601 (i.e., we do not believe there is a “bright-line 10% test of materiality” in Item 601).

Over the last several years, revenues generated from Time Warner have generally ranged between 10% to 13% of our total revenues from continuing operations, with our most recent quarter ended September 30, 2008 being at 13%. Although we consider Time Warner to be one of our key clients, at the current revenue levels, we do not believe our business is “substantially dependent” on our business relationship with Time Warner as noted in Item 601, as barring extraordinary circumstances, our business is not “substantially dependent” on a customer agreement that generates between 10% and 15% of our total revenues.

It should be noted that we have previously filed our customer agreements with Comcast Corporation and DISH Network Corporation as material contracts pursuant to Item 601, with the total revenues generated from these contracts for our most recent quarter ended September 30, 2008 being 26% and 18%, respectively.

Qualitative Evaluation

As of October 31, 2008, our relationship with Time Warner is comprised of multiple contractual documents, summarized as follows:

•	a master subscriber management system agreement that was effective April 1, 2003 and runs through March 31, 2013, which has 38 executed amendments;

•

ten separate contract addendums (to the master subscriber management system agreement) for the TW divisions that we currently provide processing services and under which each TW geographic division purchases products or services unique to that division;

•	a master print and mail agreement that was effective June 18, 2003 and has no termination date, which was assumed when we acquired ComTec, Inc. in July 2007, which has one amendment,

•	eleven print and mail addendums (to the master print and mail agreement) with TW divisions which were assumed when we acquired ComTec, Inc. in July 2007; and

•	a corporate auto check refund processing agreement that was effective July 31, 1996 and runs through March 31, 2013, which has six executed amendments.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

Because of the numerous documents we have in place with Time Warner, in our periodic filings we summarize what we believe are the key terms of interest to our readers, which include the following:

•	The percentage of revenues generated under all of our agreements with Time Warner,

•

The contractual term of our a master subscriber management system agreement with Time Warner (i.e., runs through March 2013) as substantially all of our revenues from Time Warner can be sourced to this agreement, and

•

The fact that our master subscriber management system agreement with Time Warner includes annual minimum customer account levels that need to be processed on our systems over the course of the agreement, and the fact that we believe Time Warner will meet these minimum requirements.

We believe that the filing of the multiple Time Warner documents described above would not provide any additional meaningful information to the readers of our periodic filings. Indeed, it is difficult to argue that any one of these agreements, reflecting only a particular aspect of a complex relationship with Time Warner, is material in nature, particularly in light of the fact that termination rights are not typically dependent upon one another. Further, while each agreement contains certain terms that are unique, the most material terms contained in such agreements concern the pricing of our products and service level provisions, which we obviously, from a competitive perspective, consider to be of the utmost importance in keeping confidential in nature. As a result, if we were required to file one or more of the Time Warner agreements, we would file a confidentially treatment request with such filings, thereby largely reducing the value of such filings to our readers. In addition, as noted above, we believe that we already have adequate disclosure of our business relationship with Time Warner in our MD&A.

To summarize, we do not believe our agreements with Time Warner are quantitatively material to CSG pursuant to the Item 601 requirements (i.e., our business is not substantially dependent on our agreements with Time Warner), and we do not believe the filing of the agreements (any one individually, or in the aggregate) we have in place with Time Warner will provide any more meaningful information than that which is already disclosed, as the key financial terms and service level provisions of the agreements will be redacted for confidentiality reasons.

Signatures

6.	Your annual report on Form 10-K must be signed by your controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please file an amended Form 10-K.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

Response:

Since April 2006, Mr. Wiese has served as both our principal financial officer and our principal accounting officer. We will indicate both of Mr. Wiese’s capacities on all future Form 10-K filings. We respectfully request that we be allowed to correct this compliance issue on a prospective basis (starting with our 2008 Form 10-K) and not be required to file an amended 2007 Form 10-K.

Exhibits 31.01 and 31.02

7.	We note that you have omitted language from paragraph 4(d) and 5 of the certifications. The certification may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please provide us with a confirmation that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q for the quarters ended June 30, 2008, and March 31, 2008.

Response:

We confirm that we will conform our disclosures in future Form 10-K and Form 10-Q filings (starting with our Form 10-Q for the quarter ended September 30, 2008 filed on November 7, 2008) to the exact language of Item 601(b)(31).

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 6

8.	Please tell us how you met the requirements of paragraphs 32-34 of SFAS 157.

Response:

We have two assets, cash equivalents and short-term investments, and one liability, the contingent interest feature of our convertible debt securities, which are measured at fair value on a recurring basis in periods subsequent to the initial recognition of SFAS 157.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

In our quarterly reports on Form 10-Q as of March 31, 2008 and June 30, 2008, we disclosed that the fair value measurements of our short-term investments “are derived using quoted prices in active markets for identical assets and liabilities”. We have reevaluated the appropriateness of our SFAS 157 disclosures and, in our quarterly report on Form 10-Q as of September 30, 2008 filed on November 7, 2008, we have added a table to Note 2 to our Notes to Consolidated Financial Statements that discloses the type of investments that make up our cash equivalents and short-term investments, and the SFAS 157 level of measurement (i.e., Level 1, Level 2 and Level 3) for each type of investment, with the specific disclosure as follows:

In Note 2 to our Notes to Condensed Consolidated Financial Statements of our Form 10-Q for the quarter ended September 30, 2008 on Page 7:

“SFAS 157 describes a fair value hierarchy based on three levels of inputs, of which Levels 1 and 2 are considered observable and Level 3 is unobservable.

In accordance with SFAS 157, the following table represents the fair value hierarchy for our cash equivalents and short-term investments measured at fair value (in thousands):

	Fair Value Measurements as of September 30, 2008
	Level 1	Level 2	Total
Money market funds	$27,101	$—	$27,101
Commercial paper	—	100,798	100,798
Fixed rate corporate securities	—	2,977	2,977
Agency discount notes	—	20,133	20,133

Total	$27,101	$123,908	$151,009

With these expanded disclosures, we believe that we meet the disclosure requirements of paragraphs 32.a, 32.b. and 34 of SFAS 157 for our cash equivalents and short-term investments.

Although the SFAS 157 disclosure in our quarterly reports on Form 10-Q as of March 31, 2008 and June 30, 2008 stated that our short-term investments “are derived using quoted prices in active markets for identical assets and liabilities” – which is the description of SFAS 157’s Level 1 fair value measurement, and did not disclose that the fair value of some of our cash equivalents and short-term investments are also derived from Level 2 measurements, we respectively request that we not be required to file amended quarterly reports on Form 10-Q as of March 31, 2008 and June 30, 2008, for the following reasons:

•

This did not result in a misstatement of the fair value of our cash equivalents and short-term investments and would not have resulted in us providing expanded disclosures (as we do not fair value any of our cash equivalents and short-term investments using Level 3 measurements), and

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

•	We do not consider the omission of this disclosure material to the overall presentation of our Consolidated Financial Statements.

Since we do not use Level 3 measurements for our cash equivalents and short-term investments, paragraphs 32.c. and 32.d. of SFAS 157 is not applicable to us.

The contingent interest feature of our convertible debt securities discussed above is considered an embedded derivative that is required to be bifurcated and accounted for as a freestanding derivative financial instrument. Although we continue to measure the contingent interest feature at fair value, due to its immateriality (i.e., the fair value at June 30, 2008 was $10,000, and has never exceeded $284,000 since we issued the convertible debt securities in June 2004), we have not included SFAS 157 fair value disclosures related to this item.

We currently have no assets or liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition of SFAS 157. Thus, paragraph 33 of SFAS 157 is not applicable to us.

MD&A

Significant Client Relationships, page 17

9.	Please explain to us the rationale for extending the amortization period of the “contract intangible asset” associated with the previous Comcast agreement through the term of the new contract. Refer to the accounting guidance that supports your position.

Response:

We are following the provisions of paragraph 14 of SFAS 142, “Goodwill and Other Intangible Assets” in accounting for the remaining useful life, and thus the amortization period, of the Comcast client contract intangible asset. Paragraph 14 of SFAS 142 states:

“An entity shall evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life.”

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

The Comcast client contract intangible asset relates to our master subscriber management system agreement with Comcast (the “Comcast Agreement”). It has been our accounting policy to treat the contractual life of the agreement as the estimated useful life of the agreement for amortization purposes under SFAS 142. On July 10, 2008, we extended the contractual life of the Comcast Agreement through December 31, 2012, and thus extended the estimated useful life of the agreement through this date as well. As a result, we changed the amortization period accordingly.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis (“CD&A”), page 12

10.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance bonuses and equity awards. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response:

The Company’s 2007 Performance Bonus Plan (the “Plan”) for its named executive officers (“NEOs”) used the Company’s levels of achievement of two pre-established financial targets consisting of: (i) total revenue and (ii) operating income. Those two financial targets were reflected in a Plan matrix which provided for essentially an unlimited number of possible combinations of the levels of achievement of the two targets, with each combination being reflected as a percentage of the 100% targets established by the Plan.

For 2007, the final 100% target for total revenue was $437 million and the final 100% target for operating income was $95 million. Those amounts had been adjusted from the original 2007 100% targets of $416 million of total revenue and $93 million of operating income to reflect events (several acquisitions and a separation payment to a former chief executive officer)

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

occurring during 2007 which had a material positive or negative effect upon the attainment of the original Plan targets. Per the terms of the Plan, such adjustments to the financial targets were required for these events.

The Company actually achieved total revenue of $419.3 million and operating income of $83.8 million in 2007. Applying the Plan matrix to those achieved amounts produced a payout multiple of 85%. If the Company had not achieved at least $404 million of total revenue and at least $72 million of operating income, no annual performance bonus would have been payable to any of the Company’s NEOs. For purposes of the Plan, total revenue and operating income amounts were each derived from the audited Consolidated Statement of Income of the Company and its subsidiaries for 2007. The Company initially established the 100% targets described above based upon its internal budget for 2007 revenue and operating income.

While it is impossible to predict with a great degree of certitude the results of operations a year in advance of any particular fiscal year, the Company’s Compensation Committee, with the consultation and consent of the full Board, attempts to establish targets for the defined bonus program which, if achieved, are most likely to result in a meaningful increase in shareholder value. As can be seen from Note 6 of the Summary Compensation Table, the Company failed to meet 100% of the goals set in 2007. We believe this is dispositive evidence that the Compensation Committee has established “stretch” goals for the attainment of the defined bonus plan objectives.

The equity awards to the Company’s NEOs for 2007 consisted of shares of restricted stock, 50% of which vest over a three-year period based upon pre-established performance goals and 50% of which vest over a four-year period based upon continuous service with the Company. As discussed on Page 23 of the Company’s 2008 proxy statement (Grants of Plan-Based Awards), two alternative targets were established for the performance-based shares for each year of the three-year vesting period. One target is adjusted earnings per diluted share, and the other target is the price of the Company’s stock. For 2007 the adjusted earnings per diluted share target (applicable to one-third of the performance-based shares) was $2.06 and the stock price target was $27.46. The adjusted earnings per diluted share target reflected a 10% increase over the actual adjusted earnings per diluted share for 2006. The stock price target reflected a 10% increase in the similarly computed average stock price for the comparable period of the prior year. The Compensation Committee considered such increases to provide a meaningful challenge to the NEOs insofar as there was no assurance that the adjusted earnings per diluted share target could be achieved without substantial improvement in the Company’s financial performance. Achievement of the stock price target depended not only upon improved operating performance and the future outlook for the Company, but also on stock market conditions generally, over which the Company’s NEOs had no control. The Company did achieve the 2007 adjusted earnings per diluted share target by achieving adjusted earnings per diluted share of $2.19.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

In determining the numbers of shares of restricted stock to be granted to the Company’s NEOs and in determining whether or not to use restricted stock with performance-based vesting provisions in combination with or in lieu of restricted stock with time-based vesting provisions, the Compensation Committee considered both an Overview of Performance Based Instruments and a Competitive Assessment of Long-Term Incentives prepared by Pearl Meyer & Partners, the Compensation Committee’s independent compensation consultant. Finding that there was no clear pattern among peer group companies with respect to the use of performance-based versus time-based vesting for restricted stock, taking into account the desirability of an appropriate transition from the Company’s historical use of only time-based vesting for restricted stock, and considering the views of the Company’s senior management with respect to the use of performance-based vesting for restricted stock, the Compensation Committee made an independent judgment to utilize a 50%/50% combination of performance-based vesting and time-based vesting for 2007 restricted stock grants to the Company’s NEOs.

11.	Given that you utilize benchmarking in your evaluation of executive compensation, we would expect to see more insightful disclosure of the mechanics of your benchmarking program. At a minimum, your disclosure should address how you target each element of compensation against the comparator companies. We would also expect to see disclosure that specifies how each element of compensation relates to the data you have analyzed from the comparator companies, a discussion of where you target each element of compensation against the peer companies, and an analysis of where actual payments fall within the targeted parameters.

Response:

The benchmarking process with respect to the 2007 cash compensation of the Company’s NEOs began with the Compensation Committee’s review of a comprehensive Competitive Assessment of Executive Total Cash Compensation prepared for the Compensation Committee by the Committee’s independent compensation consultant. We strive to ensure that the compensation consultant retained by the committee is independent. As we noted in our Proxy Statement, the compensation consultant is selected by the Compensation Committee, and the Committee is responsible for negotiating the fees that are paid and the scope of the engagement. The consultant’s process in developing its assessment involved the identification of a peer group for comparison purposes, review of the consultant’s proprietary survey data, analysis of the projected total cash compensation (salary and annual performance bonus) of the Company’s NEOs for 2006, and comparison with the equivalent peer group positions to reflect the approximate percentile in which the Company’s NEOs would fall.

The Compensation Committee instructed the consultant to use the 50th to 75th percentiles of peer group compensation for its recommendations as to a possible range of base salaries and annual performance bonus targets for the Company’s NEOs. Both the consultant and the

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

Compensation Committee recognized that the peer group executive position comparisons are imprecise, at best, because the executive titles and responsibilities at the peer group companies in all likelihood do not correspond exactly to the responsibilities of the Company’s NEOs with similar or equivalent titles. The written materials provided to the Compensation Committee by its compensation consultant are supplemented by dialogue with the consultant through which the Compensation Committee members have the opportunity to seek additional or expanded information from the consultant concerning such materials as well as anecdotal information with respect to the consultant’s current experiences and observations with respect to the compensation practices and philosophies of some of the consultant’s other clients. The process of establishing base salaries and performance bonus targets is not an exact science and, in addition to competitive market considerations, requires subjective considerations in the case of each NEO, including but not limited to recognition and evaluation of past performance, the scope of the officer’s prior responsibilities as compared with the anticipated scope of responsibilities or change in position in the year for which compensation is being established, technical skills as applicable, personal qualities such as leadership skills, and experience in place.

The benchmark information provided to the Compensation Committee by its independent compensation consultant necessarily related to prior years for which data had been publicly reported, and the Compensation Committee used such information as a guide and not as an absolute measure of appropriate compensation. Based upon information subsequently provided to the Compensation Committee by its consultant, the Company believes that both the base salaries and the total cash compensation of the Company’s NEOs were close to or within the 50th to 75th percentiles in the cases of Messrs. Kalan, Wiese, and Ruble (45th to 60th percentiles in the case of base salaries and 50th to 60th percentiles in the case of total cash compensation). Mr. Scott’s base salary and total cash compensation exceeded the 75th percentile level; however, for the reasons noted above, it is difficult to make a peer group comparison with respect to Mr. Scott because of the very broad scope of his responsibilities and the significance of his role within the Company’s operations. The Compensation Committee believes that these statistical outcomes also may be distorted by the fact that the respective duties of the Company’s NEOs changed during 2007 as they took on increased responsibilities, and the peer group positions with which the comparisons were made when base salaries for 2007 were set are not necessarily equivalent to the actual positions (and, more importantly, scope of responsibilities) held by the NEOs at 2007 year-end. Had the NEO base salaries been set using more comparable peer group positions and responsibilities, they may well have been higher. It also is important to note that the range of compensation levels within particular percentiles is quite narrow, and a relatively small percentage increase in base salary would result in a potentially significant percentile increase.

12.

Your compensation discussion and analysis should provide significantly expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your compensation discussion and analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

particular level and form of compensation for 2007. For example, you provide little, if any, analysis of how the application of the predetermined minimum annual corporate financial goals and the level of achievement of individual performance objectives resulted in the specific payouts set forth in the third full paragraph on page 16 and column (F) of the Summary Compensation Table. Provide a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for 2007. See
Item 402(b)(1)(v) of Regulation S-K. Similar disclosure should be provided for the payouts made under your long-term equity award program.

Response:

The Company believes that the information provided in the foregoing Paragraphs 10 and 11, together with the information contained in the Compensation Discussion and Analysis appearing in the Company’s 2008 proxy statement and the detailed information contained in footnote (6) (and its sub-footnotes) to the Summary Compensation Table in such proxy statement, adequately addresses most of the matters referred to in Paragraph 12 of your letter. With respect to the personal objectives of the NEOs which were taken into account in determining annual performance bonuses, the Company notes that such personal objectives were, for the most part, task and performance oriented within the context of the NEO’s particular area of responsibility and were broadly described rather than involving specific monetary or numerical achievements. The Compensation Committee, recognizing that the assignment of a numerical achievement level to such personal objectives is largely a subjective exercise, relied both upon Mr. Kalan’s evaluations of the other NEOs and the Committee Members’ own direct observations in arriving at the percentages of achievement of such personal objectives to be utilized for purposes of actual performance bonus awards for such other NEOs. The Compensation Committee made its own judgment with respect to Mr. Kalan’s achievement of his personal objectives based upon its direct observation of Mr. Kalan’s performance and the overall results of his leadership as Chief Executive Officer of the Company. Please also see the discussion in Paragraph 13 below.

13.	Despite disclosure suggesting that the committee places significant weight on the achievement of individual performance objectives, you provide little discussion and analysis of the effect of individual performance on the different elements of compensation such as base salary and your annual bonus program. Please provide additional detail and an analysis of how individual performance contributed to actual 2007 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

Response:

The Compensation Committee did not place “significant weight” on the achievement of individual performance objectives, as Paragraph 13 of your letter suggests. Rather, the level of such achievement is simply one factor that is taken into account in arriving at an NEO’s annual performance bonus. Please see the discussion above in Paragraph 12 of this letter. The Company’s financial performance, objectively determined, was a far more significant determinant of the annual performance bonuses of the Company’s NEOs, and the level of achievement of personal objectives acts more as a discounting factor in the Compensation Committee’s overall evaluation of NEO performance. Individual NEO performance, in the broadest sense, is of fundamental importance with respect to the retention and promotion of an NEO or to the assignment to such NEO of significant additional responsibilities; once the decision has been made to retain or promote an NEO or to assign significant additional responsibilities to him, such officer’s cash compensation and equity awards are impacted by such NEO’s performance to the extent that the Compensation Committee’s judgment with respect to such overall performance may affect where within the range of targeted compensation discussed in Paragraph 11 above such NEO’s compensation and equity awards may fall.

14.	Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the compensation committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated awards.

Response:

The Company believes that the information provided in Paragraphs 10 through 13 above is substantially responsive to the comments in Paragraph 14 of your letter. While the Compensation Committee reviews each element of NEO compensation separately, the total compensation package of each NEO is considered as a whole; and the decisions or recommendations as to base salaries, annual performance opportunities, and equity awards are all made or recommended by the Compensation Committee concurrently near the beginning of each year except in the unusual circumstance of a material change in an NEO’s position or responsibilities at a later time during a particular year.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

November 17, 2008

The decision-making process with respect to the compensation packages of the Company’s NEOs is by no means mechanistic and necessarily involves many subjective judgments. However, such subjective judgments are part of a process that includes substantial amounts of objective information (as discussed in the preceding paragraphs) coupled with regular and frequent face-to-face contact between members of the Compensation Committee and each of the Company’s NEOs. Each member of the Company’s Compensation Committee has served as a senior executive of a public company or a large private company as well as in positions (including as directors) involving extensive contact with senior executives of public companies and therefore is able to bring to bear on his decisions as a member of the Compensation Committee a wealth of experience both in evaluating the performance of senior executives such as the Company’s NEOs and in establishing the compensation of such senior executives.

***********

In addition to the above responses to your comments in your October 16, 2008 letter, you also asked us to provide in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please consider my signature on this letter to serve as our written statement for the company acknowledging the above points.

If you have any questions related to the information contained herein, please do not hesitate to contact me at (303)-796-3955.

Sincerely,

/s/ Joseph T. Ruble
Joseph T. Ruble Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

cc:	Mr. Peter E. Kalan, Chief Executive Officer and President
Mr. Randy R. Wiese, Executive Vice President and Chief Financial Officer
Mr. Jeffrey Knight, KPMG LLP